30 April 2019

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

霍金路偉律師行

香港金鐘道88號

太古廣場一座11樓

T    電話  +852 2219 0888

F    傳真  +852 2219 0222

www.hoganlovells.com

Stephanie Tang

Partner

stephanie.tang@hoganlovells.com

D  +852 2840 5026

1185388

VIA EDGAR AS CORRESPONDENCE

Mr. Michael Henderson

Staff Accountant

Mr. Robert Klein

Staff Accountant

Division of Corporation Finance, Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Partners T A Fletcher T C Hill M Lin O Chan D Y C So C J Dobby
Re:	Hexindai Inc.
Form 20-F for Fiscal Year Ended March 31, 2018
Filed July 30, 2018
Form 6-K filed December 3, 2018
File No. 001-38245

Dear Mr. Henderson and Mr. Klein,

On behalf of our client, Hexindai Inc., a Cayman Islands company (the “Company”), we are submitting this letter (the “Response Letter”) to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 29, 2019 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on July 30, 2018 (the “Annual Report”) and the Form 6-K filed on December 3, 2018.

The Company intends to include the disclosure required by the Staff in its annual report on Form 20-F for the fiscal year ended March 31, 2019  to be submitted in July 2019 (the “2019 Annual Report”). Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in:  Alicante  Amsterdam  Baltimore  Beijing  Birmingham  Boston  Brussels  Colorado Springs  Denver  Dubai  Dusseldorf  Frankfurt  Hamburg  Hanoi  Ho Chi Minh City  Hong Kong  Houston  Johannesburg  London  Los Angeles  Luxembourg  Madrid  Mexico City  Miami  Milan  Minneapolis  Monterrey  Moscow  Munich  New York  Northern Virginia  Paris  Perth  Philadelphia  Rome  San Francisco  São Paulo  Shanghai  Silicon Valley  Singapore  Sydney  Tokyo  Warsaw  Washington, D.C.   Associated Offices:  Budapest  Jakarta  Riyadh  Shanghai FTZ  Ulaanbaatar  Zagreb.   Business Service Centers:  Johannesburg  Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing.  Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members.  For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina  Australia  Brazil  Canada  Chile  China (Mainland)  Colombia  France  Hong Kong  India  Indonesia  Japan  Korea  Malaysia  Mexico  Netherlands  New Zealand  Peru  Philippines  Singapore  Taiwan  Thailand  USA  Venezuela.

M D R Parsons
B May
N W O Tang
E I Low
J P Kwan
S K S Li
L H S Leung

Counsel
A D E Cobden
K K S Wong
K C W Lee
E Seto
J S F Yim

Foreign Legal Consultants
M A Zaldivar
(New York and Florida, USA)
S Peepels
(Pennsylvania, USA)
S Tang
(New York, USA)

Item 4. Information on the Company

Our Technology and Risk Management System, page 58

1.                            We note your disclosure of your credit grading scores and system on pages 59 and 60, which appears to show that approximately 76% of your loan transaction volume is with borrowers with a credit grade of A or B. Subsequently, we note from your Form 6-K filed on February 28, 2019 that your net revenue for the three months ended December 31, 2018 decreased by 95.6% compared to the three months ended December 31, 2017 due to implementation of stricter credit scoring standards, which downgraded the number of borrowers. In future filings, please revise your disclosures to address the following:

•             Provide a detailed discussion of all the reasons leading you to implement stricter credit scoring standards, including the exact date that the new standards were implemented, and why it was necessary, considering that you previously disclosed 76% of your loan transaction volume was with borrowers having a credit grade of A or B. For example, ensure that your disclosure discusses whether the need to enforce stricter credit scoring standards was as a result of a change in regulatory requirements, communications of non-compliance by a governing body, difficulties with assessing credit grades under your previous system, whether there was a notable increase in the delinquency and charge-off rates of your existing borrowers, among other possible factors.

RESPONSE:

In response to the Staff’s comment, since the second quarter of fiscal year 2019, the consumer credit and marketplace lending industry of the PRC has experienced significant turmoil due to tightened industry regulation. Some consumer lending marketplaces were suspended or shut down due to their failure to meet the heightened requirements imposed by PRC regulatory authorities, including requirements on the qualification, operation model, information disclosure and custody accounts practice. Due to this development, investor sentiment has been low across the market, resulting in a significant reduction in the amount of investment on the Company’s platform.

In light of this development, the Company did not implement any change to its existing credit scoring standards, but rather began to apply stricter internal control in the later half of fiscal year 2019. Such internal control includes conducting credit background investigations with heightened diligence and cooperating with third-party credit reporting agencies to further develop the Company’s credit check system. In the event a borrower fails to meet the requirements of the Company’s background check, the Company denies his application for loans during the application process. For borrowers who meet the Company’s heightened due diligence standards, due to limited investment available, the Company can only successfully facilitate loans where both the Company chooses the borrowers with better credit profiles, and the selected borrowers are willing to choose the Company to extend loans considering factors such as service fees, interest rates and approval efficiency of different platforms in an uncertain market. These reasons above resulted in the decline in the number of borrowers.

Since the Company derives its revenue mainly from charging service fees from borrowers after successful facilitation of loans, the decline in both the amount of investment on the Company’s platform and the number of borrowers who meet the Company’s heightened due diligence standards resulted in the decrease in revenue for the three months ended December 31, 2018.

The Company respectfully acknowledges the Staff’s comment and will provide a sufficient and thorough narrative based on the above discussion to supplement the disclosure on the reasons for the quarterly changes in the 2019 Annual Report.

•             Provide detailed disclosure of the processes you are implementing, including systems used, milestone dates and data migration of information, for your new credit scoring standards and specifically how the new processes are an enhancement to your previous processes. As part of your disclosure, explain why your previous credit scoring system was insufficient.

RESPONSE:

The Company respectfully advises the Staff that it did not implement a new credit scoring system, but only a stricter internal control process in light of the industry development as described in the response to the first bullet point.

•             Provide a reconciliation for how the previous credit grades will fit into your new credit scoring standards. For example, disclose how those borrowers that previously had a credit grade of A or B under your previous system would be classified under your new credit scoring standards.

RESPONSE:

The Company respectfully advises the Staff that it did not implement a new credit scoring system, but only a stricter internal control process in light of the industry development as described in the response to the first bullet point.

•             Given the significant decline in revenues due to stricter credit scoring standards, disclose whether the borrowers under your previous credit scoring system would be permitted as borrowers under your new credit scoring standards at all. In this regard, quantify the amount of revenue associated with borrowers in previous periods that would not meet your stricter credit scoring criteria currently in place.

RESPONSE:

The Company respectfully advises the Staff that it did not implement a new credit scoring system, but only a stricter internal control process in light of the industry development as described in the response to the first bullet point.

The Company further advises the Staff that the decline in revenues is mainly attributable to the industry development as described in the response to the first bullet point, which resulted in the lower number of loans the Company successfully facilitates. Specifically, the reduction in the number of loans is caused by (1) the decline in the amount of investments from investors due to the industry turmoil caused by tightened regulation; and (2) the decline in the number of borrowers due to the application of the Company’s stricter internal control. Since the Company derives its revenue mainly from charging service fees from borrowers after successful facilitation of loans, revenue for the three months ended December 31, 2018 decreased naturally.

•             Disclose the number of borrowers that you have denied from participating on your platform since implementing the new credit scoring standards.

RESPONSE:

The Company respectfully advises the Staff that it did not implement a new credit scoring system, but only a stricter internal control process in light of the industry development as described in the response to the first bullet point.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

M3+ Net Charge-Off Rates, page 110

2.                            In your future filings, please revise your disclosures to discuss how you use the M3+ Net Charge-Off Rates and its use for investors, including a discussion of the reasons driving the change in the charge-off rates from period to period.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will include in the 2019 Annual Report explanations on the Company’s use of the M3+ Net Charge-Off Rates and its use for investors, together with a discussion of the reasons driving the change in the charge-off rates from period to period.

Notes to the Consolidated Financial Statements

Note 4 - Loan Receivable, page F-24

3.                            We note that you have begun initiating loans through your consolidated VIE, Wusu, beginning on January 1, 2018 and had a loans receivable balance of $28.7 million as of March 31, 2018, which has subsequently increased through December 31, 2018. We also note that you did not have an allowance for loan losses recognized on these loans as of March 31, 2018. In your future filings, please revise your disclosures to address the following:

•             Disclose all information required by ASC 310-10-50 and other material information about your loans, including an aging analysis of your loan portfolio, specific terms of the loans, whether any loans are to related parties, any modifications of terms, accounting policy for those modifications, your troubled debt restructuring (“TDR”) policy, performance and non-performance characteristics of the loan portfolio, your policy for placing loans on non-accrual status, and credit quality indicators.

•             Expand the disclosures in your Critical Accounting Policies, Judgments and Estimates to provide specific details of all the critical factors you considered in your determination of the allowance for loan losses, including a specific discussion of each of the various credit quality indicators noted in the bullet point above, as well as your consideration of historical delinquency, charge-off and loss rates.

•             Disclose a rollforward of your allowance for loan losses.

•             Provide a similar level of disclosure on your receivables balance and determination of the allowance for doubtful accounts, which we note had a balance of $20.3 million as of September 30, 2018.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will disclose in the 2019 Annual Report all information required by ASC 310-10-50 and other material information about the loans, including an aging analysis of the loan portfolio, material terms of the loans, whether any loans are to related parties, any modifications of material terms, accounting policy for any modification if applicable, its TDR policy, performance and non-performance characteristics of the loan portfolio, its policy for placing loans on non-accrual status, and credit quality indicators.

Furthermore, the Company respectfully acknowledges the Staff’s comment and will expand the disclosures in Critical Accounting Policies, Judgments and Estimates in the 2019 Annual Report to provide specific details of all the critical factors it considered in its determination of the allowance for loan losses, including a specific discussion of each of the various credit quality indicators noted in the bullet point above, as well as its consideration of historical delinquency, charge-off and loss rates. The Company will also disclose a rollforward of its allowance for loan losses.

The Company proposed to disclose the critical accounting policy for loans receivable as follows:

“Loans receivable, net

During the fiscal year ended March 31, 2018, the Company started to engage in the micro-lending business through Wusu Company to borrowers in China. Loans receivable represent loan originated by the Company, which is due from the borrowers. As of March 31, 2019 and 2018, the loans are typical with loan terms ranging from 12 months to 36 months with annual interest charge from 6% to 8%, and 12 months with annual interest charge of 8%, respectively. The Company has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff.

Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Company’s best estimate of the amounts that will not be collected.

Allowance for loan principal and interest receivables

The Company considers the loans to be homogenous as they are all unsecured loans and the credit profiles of the borrowers are also similar. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

The allowance for the loan portfolio is determined using a roll rate-based model. The roll rate-based model stratifies the loans principal, interest and financing service fee receivables by delinquency stages which are divided by days overdue and projected forward in next stage using probability of default. In each stage of the simulation, losses on the loan principal, interest and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate is calculated for each delinquency stage using loss given default, and then applied to the respective loans principal, interest and financing service fees balance. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, interest rates and consumer price indexes. Each of these macroeconomic factors is equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor. Specific provision is made when the Company, based on current information and events, such as the borrower’s ability to repay the loan, believes it is probable all amounts due according to the contractual terms of the loan will not be collected.

Non-accrual policies

Loans principal and interest receivables are placed on non-accrual status when payments are 180 days past due contractually. When a loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal and interest receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal and interest have been settled and the borrower continue to perform in accordance with the loan terms.

Charge-off policies

Loans principal and interest receivables are generally charged-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In accordance with ASC 310-10-35-41, the Company determines that any loans with outstanding balance that are 180 days past due are deemed uncollectable and thereof charged-off.

For the fiscal year ended March 31, 2019, in order to align the Company’s charge-off policy with ASC 310-10-35-41 and industry practice, the Company revised its charge-off policy such that all loans that are 180 days past due are therefore deemed uncollectible and charged-off.  For the fiscal year ended March 31, 2018, the Company determined that any loans with outstanding balance that are 90 days past due are deemed uncollectable and therefor charged-off. The change in the charge-off policy had no impact on the Company’s provision for loan losses for the fiscal year ended March 31, 2018, as the Company did not have loans with outstanding balance that are 90 days or 180 days past due  as of March 31, 2018.  The change in the charge-off policy did not have a material impact on the Company’s consolidated financial statements for the fiscal year ended March 31, 2018.

Accounts receivable and allowance for uncollectible accounts receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts receivable are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.”

The Company proposes to disclose the following information in the footnote for loans receivable in the financial statements of the Company:

“The table below presents the movement of allowances for loans principal and interest receivables as of March 31, 2019 and 2018.

	March 31, 2019	March 31, 2018
At April 1	$—	$—
Charge-off for the year	[ ]	—
Recoveries	[ ]	—
At March 31	$ [ ]	$—

There were no past-due loan principal and interest receivables as of March 31, 2019 and 2018. There were no loans to related parties as of March 31, 2019 and 2018. During the fiscal years ended March 31, 2019 and 2018, no modification of terms was noted for the loan receivables.”

The Company proposes to disclose the following information in the footnote for account receivables in the financial statements of the Company:

“The table below presents the movement of allowances for account receivables as of March 31, 2019 and 2018.

	March 31, 2019	March 31, 2018
At April 1	$—	$—
Charge for the year	[ ]	—
Reversal	[ ]	—
At March 31	$ [ ]	$—

There were no account receivables from related parties as of March 31, 2019 and 2018.”

4.                            We note that there has been a shift in your business by operating a microlending business through Wusu, which has resulted in the significant increase in loans receivable on your balance sheet. Further, we note from your disclosure on page 54 that the maximum loan balance is RMB200 million and that the loans are to high quality borrowers from your previous borrower base. In your future filings, please revise your disclosures to address the following:

•             Disclose in your MD&A the number of borrowers and number of loans outstanding through the microlending business. In addition, explain why those borrowers are no longer part of the borrower base on your platform, how you track them and whether any are related parties.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will include in the 2019 Annual Report the disclosure in the MD&A on the number of borrowers and number of loans outstanding through the microlending business.

In response to the Staff’s comment, at the inception of Wusu, the borrowers for the online microlending business are mainly high-quality borrowers targeted from the Company’s previous secured loan borrower base. According to page 54 of the Annual Report, the Company ceased to facilitate secured loans to borrowers on its platform in the third quarter of fiscal year 2018. As Wusu’s business grows, it starts to develop its independent borrower base in line with the Company’s strategy to serve high net-worth individuals and enterprises with sound credit history, who are different from the borrowers participating on the Company’s platform. Since the inception of Wusu, the Company has established a separate team to keep track of the profiles of the borrowers from the Company’s platform who qualify as borrowers in Wusu. The Company will include the above explanation in the 2019 Annual Report.

The Company further advises the Staff that for the fiscal years ended March 31, 2018 and 2019, no loan was issued to related parties. The Company will disclose this fact in the 2019 Annual Report.

•             Provide detailed disclosure in your MD&A explaining how this shift in business strategy is beneficial and in the best interest of your investors. In this regard, we note that the Company is earning 8% interest on the microlending loans and you charge no loan origination fees, whereas the loans on your platform have an interest rate of 10% - 13%, plus loan facilitation fees that you would also earn by facilitating more loans on your platform. Given the lower interest rate and fees on the loans through Wusu, disclose in your future filings why it is a better use of the Company’s capital to lend to borrowers through Wusu rather than loans to borrowers on your own platform, especially considering it is the same borrowers that were previously on your platform.

RESPONSE:

In response to the Staff’s comment, at the inception of Wusu, the borrowers for the online microlending business are mainly high-quality borrowers targeted from the Company’s previous borrower base. As Wusu’s business grows, it starts to develop its independent borrower base in line with the Company’s strategy to serve high net-worth individuals and enterprises with sound credit history, who are different from the borrowers participating on the Company’s platform. Since the inception of Wusu, the Company has established a separate team to keep track of the profiles of the borrowers from the Company’s platform who qualify as borrowers in Wusu.

The shift in business strategy to microlending business is beneficial and in the best interest of the Company’s investors because the microlending business provides quality borrowers with direct financing opportunities with a higher average borrowing limit than that of the Company’s platform, thus likely to generate higher returns for the investors. Furthermore, investors are better off making the investment because the average annual interest rate of 8% for the microlending business for the fiscal year ended March 31, 2018 is generally higher than the interest rate on cash deposit or standard financial products offered by PRC banks. This shift is also a better use of the Company’s capital because the Company’s focus on attracting quality borrowers with lower interest loan products can help balance the performance of the Company’s overall products.

The Company will include the above explanation in the 2019 Annual Report.

•             Given that you have approximately USD $73.3 million of loans outstanding on your balance sheet as of December 31, 2018, explain how this reconciles with your statement of having a maximum loan balance of RMB200 million.

RESPONSE:

In response to the Staff’s comment, Wusu’s registered capital was RMB200 million (US$32.1 million) as of March 31, 2018, with a corresponding loan receivable balance of RMB179 million (USD$28.7 million). The Company subsequently increased the registered capital of Wusu to RMB500 (US$71.7) million in September 2018, with a corresponding loan receivable balance of RMB511 million (US$73.3 million) as of December 31, 2018, which is in compliance with relevant regulation. The excess of the loan receivable balance over the registered capital mainly derives from loans originated using interest income generated from the operation of Wusu’s microlending business. The Company will provide a detailed discussion on the above in the 2019 Annual Report.

Form 6-K filed December 3, 2018

Exhibit 99.1, page 1

5.                            We note from your press release that you experienced a significant decrease in your net revenues (82.9% decrease) in the second quarter of fiscal year 2019 compared to the same period in fiscal year 2018. We also note that you attribute the decrease to the volume of credit loans facilitated through your marketplace, which was driven by a decrease in the number of credit loan borrowers from 20,675 in the second quarter of fiscal year 2018 to 2,183 in the same quarter of fiscal year 2019. Please address the following items:

•             Explain to us and revise your future filings to provide a sufficient and thorough narrative of the factors that caused this decrease.

RESPONSE:

In response to the Staff’s comment, since the second quarter of fiscal year 2019, the consumer credit and marketplace lending industry of the PRC has experienced significant turmoil due to tightened industry regulation. Some consumer lending marketplaces were suspended or shut down due to their failure to meet the heightened requirements imposed by PRC regulatory authorities, including requirements on the qualification, operation model, information disclosure and custody accounts practice. Due to this development, investor sentiment has been low across the market, resulting in a significant reduction in the amount of investment on the Company’s platform.

In light of this development, the Company began to apply stricter internal control in the later half of fiscal year 2019. Such internal control includes conducting credit background investigations with heightened diligence and cooperating with third-party credit reporting agencies to further develop the Company’s credit check system. In the event a borrower fails to meet the requirements of the Company’s background check, the Company denies his application for loans. For borrowers who meet the Company’s heightened due diligence standards, due to limited investment available, the Company can only successfully facilitate loans where both the Company chooses the borrowers with better credit profiles, and the selected borrowers are willing to choose the Company to extend loans in an uncertain market. These reasons above resulted in the decline in the number of borrowers.

Since the Company derives its revenue mainly from charging service fees from borrowers after successful facilitation of loans, the decline in both the amount of investment on the Company’s platform and the number of borrowers who meet the Company’s heightened due diligence standards resulted in the decrease in revenue in the second quarter of fiscal year 2019.

The Company respectfully acknowledges the Staff’s comment and will provide a sufficient and thorough narrative based on the above discussion in the 2019 Annual Report.

•             If the decreases were caused by changes in regulations promulgated by regulatory authorities, tell us which authority, regulation and specific requirement were the cause of such changes.

RESPONSE:

In response to the Staff’s comment, PRC regulatory authorities such as the China Banking Regulatory Commission and the People’s Bank of China have issued guidelines and regulations to impose stricter requirements on the consumer credit and marketplace lending industry in an effort to control risks and maintain market integrity in the second half of 2018. Such requirements focus on the qualification, operation model, information disclosure and custody accounts practice of the market players. While the Company believes that some of the guidelines and regulations are not directly applicable, the Company’s business and results of operation may be adversely affected as a result of the imposition of these guidelines and regulations on the industry as a whole.

The Company respectfully acknowledges the Staff’s comment and will provide a thorough examination of the regulatory environment in the PRC in the 2019 Annual Report.

•             Tell us if it was determined that your business practices were in violation of any existing or new regulations and when, if any, such violations became known.

RESPONSE:

In response to the Staff’s comment, as of the date of this Response Letter, the Company’s business practices have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in the PRC.

In connection with these responses, we acknowledge the following:

•             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions about the responses contained herein, please contact me at (852) 2219-0888 (office) or by email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Kenneth Chan, partner at Deloitte Touche Tohmatsu, by phone at (852) 2852-5622 or via email at kennechan@deloitte.com.hk.

Yours sincerely

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:                          Xinming Zhou, Chief Executive Officer and Director, Hexindai Inc.

Qisen Zhang, Chief Financial Officer, Hexindai Inc.
Charles Li. Partner, Han Kun Law Offices
Kenneth Chan, Partner, Deloitte Touche Tohmatsu

Partners
T A Fletcher
T C Hill
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
B May
N W O Tang
E I Low
J P Kwan
S K S Li
L H S Leung

Counsel
A D E Cobden
K K S Wong
K C W Lee
E Seto
J S F Yim

Foreign Legal Consultants
M A Zaldivar
(New York and Florida, USA)
S Peepels
(Pennsylvania, USA)
S Tang
(New York, USA)

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in:  Alicante  Amsterdam  Baltimore  Beijing  Birmingham  Boston  Brussels  Colorado Springs  Denver  Dubai  Dusseldorf  Frankfurt  Hamburg  Hanoi  Ho Chi Minh City  Hong Kong  Houston  Johannesburg  London  Los Angeles  Luxembourg  Madrid  Mexico City  Miami  Milan  Minneapolis  Monterrey  Moscow  Munich  New York  Northern Virginia  Paris  Perth  Philadelphia  Rome  San Francisco  São Paulo  Shanghai  Silicon Valley  Singapore  Sydney  Tokyo  Warsaw  Washington, D.C.   Associated Offices:  Budapest  Jakarta  Riyadh  Shanghai FTZ  Ulaanbaatar  Zagreb.   Business Service Centers:  Johannesburg  Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing.  Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members.  For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina  Australia  Brazil  Canada  Chile  China (Mainland)  Colombia  France  Hong Kong  India  Indonesia  Japan  Korea  Malaysia  Mexico  Netherlands  New Zealand  Peru  Philippines  Singapore  Taiwan  Thailand  USA  Venezuela.